Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

September 1, 2020

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund (File Nos. 033-42484 and 811-06400)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC on behalf of the Cornerstone Advisors Global Public Equity Fund and the Cornerstone Advisors Core Plus Bond Fund (each, a “Fund” and together, the “Funds”), each a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, on August 12, 2020. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. The Notice of Special Meeting of Shareholders (the “Notice”) indicates that in the event that it is not prudent to have the Meeting at the Trust’s offices due to the impact of COVID-19, the Trust will publicly announce its decision to hold the Meeting in virtual conference call format only. Please clarify supplementally how the Trust intends to comply with Staff guidance for conducting shareholder meetings in light of COVID-19 concerns issued on April 7, 2020 (the “April Guidance”), and consider adding relevant disclosure to the Notice.

Response. In the event that it is determined not to be prudent to have the Meeting at the Trust’s offices due to the impact of COVID-19, the Trust intends to (i) issue a press release announcing such change; (ii) file the announcement as definitive additional soliciting material on EDGAR; and (iii) take all reasonable steps necessary to inform other intermediaries in the proxy process of such change. Relevant disclosure has been added to the Notice.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

September 1, 2020

2.	Comment. Please confirm supplementally that meetings of the Funds’ shareholders by means of remote communication (“Virtual Shareholder Meetings”) are permitted under the Trust’s governing documents and applicable state law.

Response. The Trust confirms that Subsection 2.3 of the Trust’s By-Laws permits the Trust to conduct Virtual Shareholder Meetings. The Trust further notes that Massachusetts business trust law does not specifically address the conduct of meetings of business trusts, but that generally under Massachusetts common law, the conduct of shareholder meetings is governed by a business trust’s declaration of trust and by-laws.

3.	Comment. Please provide additional information clarifying how Shareholders who choose to attend the Meeting virtually via conference call may participate in the Meeting and vote during the course of the Meeting.

Response. The requested change has been made under the headings entitled “Questions and Answers,” “Notice of Special Meeting of Shareholders” and “Additional Information – Voting and Other Matters”.

4.	Comment. Please describe in greater detail the information that was provided to the Board regarding Pathstone’s capital backing and the other benefits of the Transaction described on page 2 of the proxy statement.

Response. The requested change has been made under the heading entitled “Board Considerations in Approving the New Agreement – Nature, Extent, and Quality of Services to be Provided by Pathstone”.

5.	Comment. In the last bullet point included on page 2 of the proxy statement, please replace “continuity of management” with “continuity of existing management.”

Response. The requested change has been made.

6.	Comment. On page 4 of the proxy statement under the heading entitled “Information about Pathstone,” please provide the addresses of Pathstone Holdings, LLC and LM Checkmark Holdings LLC.

Response. The requested change has been made.

7.	Comment. On page 4 of the proxy statement under the heading entitled “Information about Pathstone,” please consider removing Pathstone Holdings, LLC from the table of Pathstone’s principal executive officers and directors.

Response. The requested change has been made.

Alison White, Esq.

September 1, 2020

8.	Comment. On page 8 of the proxy statement under the heading entitled “Additional Information – Voting and Other Matters,” please include a statement that attendance at the Meeting, by itself, will not serve to revoke a proxy.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London